FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of October 2010.

Total number of pages: 5

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Establish Five Sales Branches in Inland China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on October 5, 2010 in Kyoto, Japan

Nidec to Establish Five Sales Branches in Inland China

Nidec Corporation (NYSE: NJ, the “Company” or “Nidec”) today announced the establishment of 5 new sales branches in China, respectively located in Chonqing, Chengdu, Wuhan, Changchun, and Zhengzhou, as part of its efforts to expand sales in the Chinese market. These additions now bring the total number of Nidec’s sales operations units in the Chinese economic area to 12 (four sales companies and eight branches), significantly broadening the Company’s sales network in eastern Asia.

Ⅰ. Objectives of Establishing New Sales Branches

The new sales branches aim to strengthen Nidec’s sales presence in the fast-growing inland China.

China’s five inland cities: Chonqing, Chengdu, Wuhan, Changchun, and Zhengzhou, are known as rapidly advancing R&D and manufacturing centers for various information telecommunications equipment, home appliances and automobiles. The central role of the Company’s new sales branches is twofold: building solid relationships with growing Chinese customers, and preparing the path for our existing customers to move their operations to inland China.

In the meantime, Nidec intends to accelerate management localization for its China operations, providing equal employment and promotion opportunities to capable individuals regardless of gender or age.

Ⅱ. Sales Companies/Branches Located in China

ChangChun
Beijing
Dalian
ZhengZhou
Shanghai
ChengDu
ChongQing
WuHan
Existing sales companies: 4
Taiwan
Existing sales branches: 3
Guangzhou
Shenzhen
Hong Kong
New sales branches: 5

Ⅲ. Outline of New Sales Branches

1.

ChongQing Branch

(1)

Name:

NIDEC (SHENZHEN) OFFICE CO, LTD.

ChongQing Branch

(2)

Address & contact information:

1202A, Metropolitan Tower, NO. 68 Zourong Road, Central District, Chonqing, The People’s Republic of China

Postal Code: 400010

Telephone:

+86 (023) 89036970

Fax:

+86 (023) 89036823

(3)

Date of establishment:

September 07, 2010

(4)

Representative:

Mr. Taku Kubota (full-time)

2.

ChengDu Branch

(1)

Name:

NIDEC (SHENZHEN) OFFICE CO, LTD.

ChengDu Branch

(2)

Address & contact information:

38-05, Huamin Empire Plaza, No. 1 Fuxing Street, Chengdu City, Sichuan Prov., The People’s Republic of China

Postal Code: 6100016

Telephone:

+86 (028) 65312137

Tax:

+86 (028) 65312139

(3)

Date of establishment:

September 06, 2010

(4)

Representative:

Mr. Norimitsu Matsuura (full-time)

3.

WuHan Branch

(1)

Name:

Nidec (Shanghai) International Trading Co., Ltd.

WuHan Branch

(2)

Address & contact information:

Room 503 B, Doughe Center, Hanyang District, Wuhan

Economic & Technological Development Zone, Wuhan City, Hubei Prov., The People’s Republic of China

Postal Code: 4300056

Telephone:

+86 (027) 84951322

Fax:

+86 (027) 84951325

(3)

Date of establishment:

August 12, 2010

(4)

Representative:

Mr. Yuan Li (full-time)

4.

ChangChun Branch

(1)

Name:

Nidec (Shanghai) International Trading Co., Ltd.

ChangChun Branch

(2)

Address & contact information:

Room 12&13 17th, A Tower Tonggang International Block, No. 3218 Yatai Street Nanguan District, Changchun City, Jilin Prov., The People’s Republic of China

Postal Code: 130022

Telephone:

+81 (0431) 88625707

Fax:

+81 (0431) 88625708

(3)

Date of establishment:

September 06, 2010

(4)

Representative:

Mr. Yuan Yi (also a Deputy GM at Nidec (Shanghai) International Trading Co., Ltd.)

5.

ZhengZhou Branch

(1)

Name:

Nidec (Shanghai) International Trading Co., Ltd.

ZhengZhou Branch

(2)

Address & contact information:

Room 1215, No. 12 Century Fenghui Building, Zhengzhou City, Henan Prov., The People’s Republic of China

Telephone:

+86 (0371) 69316618

Fax:

+86 (0371) 69316618

(3)

Date of establishment:

September 13, 2010

(4)

Mr. Liu Wenjin (full-time)

Disclaimer/Forward-looking Statements

This press release material contains forward-looking statements including expectations, judgements, plans, and strategies. The forward-looking statements are based on management’s assumptions and belief in light of the information currently available. Certain risks, uncertainties and other factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include, but are not limited to: fluctuation of currency exchange rates, overall supply and customer demand in the motor industry, product development and production capabilities, performance of affiliated companies, and other risks and uncertainties. Nidec undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements are made.